Navidea Biopharmaceuticals, Inc.

5600 Blazer Parkway, Suite 200

Dublin, OH 43017

January 27, 2017

Via Edgar

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navidea Biopharmaceuticals, Inc.

Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A

Filed January 13, 2017

File No. 001-35076

Dear Ms. Hayes:

We have received your comments to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed on January 13, 2017 by Navidea Biopharmaceuticals, Inc. (the “Company”), set forth in your letter dated January 24, 2017 (the “Comment Letter”). We respectfully respond to the comments set out in the Comment Letter as set forth below. For your convenience, we have repeated the text of your comments, followed by our response. In addition, we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comments contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement.

General

1. We note your response to our prior comment one, however it does not appear that you provided all requested information. As an example, we note you have not disclosed Jed Latkin’s role as a Portfolio Manager for Platinum Partners Value Arbitrage Fund L.P. Please further revise your proxy statement to disclose the affiliation of any officer or director with Platinum-Montaur Life Sciences LLC or any of its affiliates, including any of the Platinum entities that are party to the Platinum Loan Agreement. Your disclosure should include any transactions between such officers and directors and the Platinum entities.

Response:

The Company has provided further description of any affiliation of any officer or director of the Company with Platinum-Montaur Life Sciences LLC or its affiliates. Please see page 27 of the Revised Preliminary Proxy Statement.

2. We note your disclosure that Dr. Goldberg has agreed that you do not have to repay $1,423,173.35 of the Platinum loan that will be transferred to him by Platinum. Please disclose whether Dr. Goldberg has forgiven the debt or is instead deferring payment to a later date. If he is deferring payment, please disclose the terms of the deferral and payment, including when the company will be obligated to make the payment. Please also advise whether Dr. Goldberg and the company have entered into a written agreement regarding the repayment.

Response:

The Company has revised its disclosure to provide a materially complete description of the terms of Dr. Goldberg’s agreement with the Company to defer payment of his portion of the Platinum debt to a later date. Please see page 27 of the Revised Preliminary Proxy Statement.

3. We note your disclosure throughout that you will repay $9.6 million to Platinum from the proceeds of the asset sale. This appears to include the amount of debt that will be transferred to Mr. Goldberg. Please clarify and revise your disclosure as appropriate.

Response:

The Company has revised its disclosure to clarify the repayment amount to Platinum from the proceeds of the asset sale, where applicable, throughout the Revised Preliminary Proxy Statement.

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The Company acknowledges that it is responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding any of the foregoing, please contact Kevin W. Waite, Moomjian, Waite & Coleman, LLP, 100 Jericho Quadrangle, Jericho, NY 11753, telephone (516) 937-5900, and fax (516) 937-5050.

Thank you for your assistance.

Sincerely,

NAVIDEA BIOPHARMACEUTICALS, INC.

/s/ Michael M. Goldberg, M.D.

Michael M. Goldberg, M.D.

President and Chief Executive Officer